UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of August 2015

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Haemek 23150
ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: August 31, 2015

The Company’s parent Company, Priortech Ltd. (“Priortech”), which is a publicly traded company on the Tel-Aviv Stock Exchange, is required to implement, as of January 1, 2007, Accounting Standard No. 30 of the Israel Accounting Standard Board (the “Standard”).

Details regarding the Standard and its implementation, as reflected on Priortech’s consolidated statements for the prior periods since 2007, were given in the Company’s previous reports concerning the Standard.

The net amount of capitalized development expenses reflected on Priortech’s consolidated statements for the six-month period ended June 30, 2015 is US$(1,837) thousands.

Another item of disclosure on Priortech’s reports reflects the fact that on June 30, 2015, Camtek was engaged in hedging transactions in US Dollars on the NIS exchange rate. The open hedging transactions as of June 30, 2015, are displayed in the following table:

Amt.	Deal Type	Trade Date	Expiry Date	Spot	Bank Evaluation US$
150,000	call	27/10/2014	28/07/2015	3.7200	$626.41
150,000	put	27/10/2014	28/07/2015	3.8360	$(509.14)
100,000	call	05/11/2014	28/07/2015	3.7200	$417.60
100,000	put	05/11/2014	28/07/2015	3.8380	$(328.98)
150,000	call	27/10/2014	27/08/2015	3.7200	$1,131.58
150,000	put	27/10/2014	27/08/2015	3.8320	$(1,028.64)
100,000	call	05/11/2014	27/08/2015	3.7200	$754.30
100,000	put	05/11/2014	27/08/2015	3.8320	$(685.84)
150,000	call	27/10/2014	25/09/2015	3.7200	$1,524.00
150,000	put	27/10/2014	25/09/2015	3.8200	$(1,557.16)
100,000	call	05/11/2014	25/09/2015	3.7200	$1,015.90
100,000	put	05/11/2014	25/09/2015	3.8250	$(998.66)